Filed by Trimble Navigation Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:  @Road, Inc.

                    Commission File No.:  000-31511

This filing consists of a presentation posted on the website of Trimble Navigation Limited ("Trimble") at http://investor.trimble.com/, relating to a proposed acquisition of @Road, Inc. (“@Road”) by Trimble pursuant to the terms of an Agreement and Plan of Merger, dated as of December 10, 2006 (the "Merger
Agreement"), by and among Trimble, Roadrunner Acquisition Corp., a wholly-owned subsidiary of Trimble, and @Road.  The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by @Road on December 11, 2006, and is incorporated by reference into this filing.

Additional Information about the Merger and Where to Find It

                                Trimble and @Road intend to file with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of @Road by Trimble pursuant to the terms of an Agreement and Plan of Merger by and among Trimble, Roadrunner Acquisition Corp., a wholly-owned subsidiary of Trimble, and @Road.  The prospectus/proxy statement will be mailed to the stockholders of @Road.  Investors and security holders of @Road are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents, when they become available because they will contain important information about Trimble, @Road and the proposed merger.  The prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by Trimble or @Road with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Trimble by contacting Trimble Investor Relations, 935 Stewart Drive, Sunnyvale, California 94085, (408) 481-7838.  Investors and
security holders may obtain free copies of the documents filed with the SEC by @Road by contacting @Road Investor Relations, 47071 Bayside Parkway,
Fremont, California 94538, (510) 870-1317.  Investors and security holders of @Road are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents, when they become available before making any voting or investment decision with respect to the proposed merger.

                                Trimble, Steven Berglund, Trimble's President and Chief Executive Officer, and Trimble's other directors and executive officers may be deemed to be participants in the solicitation of proxies of @Road stockholders in connection with the proposed merger.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Berglund and Trimble's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

                                @Road, Krish Panu, @Road's Chairman, Chief Executive Officer and President, and @Road's other directors and executive officers may be deemed to be participants in the solicitation of proxies of @Road stockholders in connection with the proposed merger.  Such individuals may have interests in the proposed merger, including as a result of holding options or shares of @Road common stock.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Panu and @Road's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

Trimble To Acquire @Road
December 11, 2006

(NASDAQ:  TRMB)

Safe Harbor

The forward-looking statements made in this presentation and any subsequent Q&A period, are subject to risks

and uncertainties.  Trimble's actual results may differ materially from those currently anticipated due to a number of factors,

including the competitive nature of the marketplace, the

condition of the worldwide economy and other factors detailed in the company's form 10K for 2005 and subsequent 10Qs or

other documents filed with the Securities and Exchange

Commission.

425 Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

            ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Trimble and @Road intend to file with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of @Road by Trimble pursuant to the terms of an Agreement and Plan of Merger by and among
Trimble, Roadrunner Acquisition Corp., a wholly-owned subsidiary of Trimble, and @Road. The prospectus/proxy statement will be mailed to the stockholders of @Road. Investors and security holders of @Road are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents, when they become available because they will contain important information about Trimble, @Road and the proposed merger. The prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by
Trimble or @Road with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Trimble by contacting Trimble Investor
Relations, 935 Stewart Drive, Sunnyvale, California  94085, (408) 481-7838. Investors and security holders may obtain free copies of the documents filed with the SEC by @Road by contacting @Road Investor Relations, 47071 Bayside Parkway,
Fremont, California 94538, (510) 870-1317. Investors and security holders of @Road are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents, when they become available before making any voting or investment decision with respect to the proposed merger.

Trimble, Steven Berglund, Trimble's President and Chief Executive Officer, and Trimble's other directors and executive officers may be deemed to be participants in the solicitation of proxies of @Road stockholders in connection with the proposed merger.
Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr.
Berglund and Trimble's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

@Road, Krish Panu, @Road's Chairman, Chief Executive Officer and President, and @Road's other directors and executive officers may be deemed to be participants in the solicitation of proxies of @Road stockholders in connection with the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of
@Road common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Panu and @Road's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
16%
12%
8%
4%
0%
Millions of Dollars
% of Sales
14%
CAGR
TTM

Millions of Dollars
18%
CAGR
TTM

Trimble

Track Record of Consistent Financial Performance

R&D Spending

Non-GAAP Operating Income

Revenue

2006

REVENUE IN $ M

2002

(TTM as of Q3'06)

CAGR

E&C

319.6

$

606.1

$

19%

Field Solutions

67.3

$

133.9

$

20%

Mobile Solutions

8.5

$

54.3

$

64%

Advanced Devices

71.3

$

98.5

$

9%

TRIMBLE

466.6

$

892.8

$

19%

History of Value Creating Acquisitions

2000 to present

21 successful acquisitions – no goodwill impairment

Spectra Precision (2000) enabled #1 position and
Connected Construction Site strategic initiative

Acquisitions focused strategically within our Connected
Construction Site and Mobile Solutions initiatives:

Technology extension (MENSI, Applanix, XYZ Solutions)

Market beachhead (Bitwyse, Grid Data, APS, MobileTech)

Market extension (TracerNet, Eleven)

Transforming (Spectra Precision, @Road)

4.00
3.00
2.00
1.00
0.00
Subscribers (mm)
$2,000
$1,000
$0
Revenues ($mm)

	2005	2006	2007	2008	2009	2010	2011	2012
Users	1.72	2.013	2.294	2.547	2.801	3.053	3.298	3.529
Revenues	$724	$864	$1,005	$1,138	$1,276	$1,419	$1,564	$1,707

50 million

mobile
workers

40 million
mobile
workers

Source: Mobile worker population per IDC, Worldwide Mobile Worker Population 2005-2009 Forecast and Analysis.  Revenue and
subscriber growth projections per Frost & Sullivan.

Global Mobile Resource Management (MRM) Potential

United States

Europe

Asia

Rest of World

30 million
mobile
workers

20 million

mobile workers

Trimble

@ROAD
MOBILE RESOURCE MANAGEMENT

Trimble

Articulated Strategies Are Complementary

Emphasis on high-value vertical applications

Tight integration with enterprise model

Integration of handheld and vehicle applications

Validation followed by aggressive expansion

Further penetrate target markets and expand into new markets

Create new value-added services for customers

Expand services internationally

Acquire complementary technologies

Both strategies recognize MRM as emerging best practice

Mobile Worker

@ROAD — MOBILE RESOURCE MANAGEMENT

MobileTech SOLUTIONS INC

APS

Eleven

Visual Statement — A Trimble Company

Mobile Vehicle and Asset

@ROAD — MOBILE RESOURCE MANAGEMENT

GRID DATA

TracerNET

Trimble

Trimble Mobile Solutions’ (TMS) Strategy Contains
Significant Acquisition Element

TMS Acquisitions To-Date

Utilities,
TelCo, Cable
Construction &
Construction Supply
Public Safety,
Municipalities
Consumer
Package Goods
Transportation,
Distribution
Unique Applications
Integration
Configurations
Vehicle Solutions &
Asset Management
Force Management
Mobile Worker & Field

Trimble

Leveraging Common Core Capabilities
Into Diverse Applications With Unique Needs

Core
Capabilities

Internet
Layer

@Road Enables Trimble to Provide Complete
End-to-End MRM Solutions

The Work

The Assets

The Worker

Field Force
Management

+ Manage the
Mobile Worker
(Location)

Field Service
Management

+ Manage Mobile
Worker’s Work
(Workflow)

Field Asset
Management

+ Manage Mobile
Worker’s Assets
(Vehicle and
Inventory)

Productivity & compliance

Location services

Messaging

Vehicle reports

Auto-status

Security

DOT logs

Fuel tax

RFID and sensor solutions

Maintenance parameters

Diagnostics

Driver services

Driver safety

Road services

Pre-sales

Direct store delivery

Field service

Merchandising

Inventory updates

Work order information capture

Demand forecasting

Smart selling

Smart quantity

Billing & collections

Pricing and promotion

Scanning, printing

Part order history

Navigation, alerts, messaging

Appointment booking

Dynamic scheduling

Routing

Dispatching

Job creation

Assignment of assets

Capacity management

Vehicle Solutions                  Mobile Worker Solutions          Back  Office Solutions

Combined Capabilities Create

MRM Leadership

Rationale for Transaction

Enhances growth and margin profile

Adds sizable stream of recurring revenues

Further diversifies Trimble’s overall business mix

Enables MRM leadership

Increases access to global MRM segment

Reinforces Trimble’s existing businesses

Extends Trimble’s technology platform

Accelerates the pace of product innovation for customers

Enhances customer access through strong channel relationships

2006 TMS Contribution

2007 Projected TMS Contribution

TMS 6% of total company revenue

TMS 14% of total company revenue

Cash portion to be financed from existing cash
balances, bank credit facility and new term loan

Revenue growth rate and margin enhancing

Non GAAP EPS accretion / dilution to baseline

2007: single digit dilution

2008: accretive

2009 (and beyond): meaningfully accretive

Financial
Impact

Customary closing conditions and regulatory approval

@Road shareholder approval

Expected closing – First Quarter 2007

Closing
Timing &
Conditions

$7.50/@Road common share consisting of:

$5.00 in cash and $2.50 in a mixture of cash and/or
Trimble stock at Trimble’s sole discretion

Equity consideration approximately $496 million

Enterprise value approximately $417 million

Largest investor, directors and officers totaling 23% of
outstanding shares have agreed to vote in favor

Terms

Summary of Transaction

2007 Preliminary Pro Forma

Trimble base revenue

$1060M – $1085M

Trimble model of @ Road revenue (assuming February close)

$108M – $113M

Deferred revenue write-down

($28)M

Net @ Road  2007 revenue

$80M – $85M

Combined company revenue

$1140M – $1170M

Operating margin ( Non GAAP)

18.2% – 18.5%

Interest expense

$270 million debt due to acquisition

$15M

Non-operating income

$6M

Tax rate

35% – 36%

Non GAAP EPS pre-acquisition

$2.30 – $2.35

Dilution (higher interest and increased shares)

($0.13)

Deferred revenue write-down

($0.07)

Combined company Non GAAP EPS

$2.10 – $2.15

Shares outstanding pre-acquisition

60M

Stock issued for acquisition

2.8M

3.4 million shares issued in February

Total shares

62.8

** Non GAAP excludes stock option expenses, amortization of intangibles, restructuring charges, in process R&D write off and acquisition related step up charges.